UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 7, 2020

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report
for the six months ended 30 June 2020
Johannesburg, 7 August 2020 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2020.

First-half 2020 Highlights

•Free cash flow before growth capital up more than fourfold to $324m in H1 2020, from $68m in H1 2019
•Production of 1.47Moz in H1 2020, with an outstanding performance from Geita and a strong recovery from Serra Grande in Q2 2020
•Proactive management of COVID-19; production impact limited to an estimated 85,000oz in H1 2020, of which 63,000oz related to South Africa
•All-in sustaining costs (AISC) up 3% year-on-year to $1,031/oz in H1 2020 (including $53/oz COVID-19 impact), from $1,002/oz in H1 2019
•AISC margin improved to 37% in H1 2020 from 23% in H1 2019
•Adjusted EBITDA up 59% year-on-year to $1,096m in H1 2020, from $689m in H1 2019
•Adjusted net debt to Adjusted EBITDA ratio decreased to 0.67 times at H1 2020, from 1.20 times at H1 2019
•Free cash flow improved to an inflow of $177m in H1 2020, from an outflow of $31m in H1 2019
•Obuasi produced 50,000oz in H1 2020; Phase 2 ramp-up expected by the end of Q1 2021; Colombia studies now seen in H1 2021
•Regrettably one fatality during Q2 2020 bringing total fatalities for H1 2020 to five; All-injury frequency rate improved by 27% year-on-year

Second-quarter 2020 Highlights

•Strong Q2 production of 753,000oz in Q2 2020, up 5% from 716,000oz in Q1 2020, despite COVID-19 disruptions
•AISC up 2% year-on-year to $1,015/oz in Q2 2020 (including $84/oz COVID-19 impact), from $996/oz in Q2 2019
•Free cash flow more than doubled year-on-year to $173m in Q2 2020, up from $78m in Q2 2019

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	1,469	1,554	3,281
Sold - Total	- oz (000)	1,515	1,577	3,268

Financial review
Price received *	- $/oz	1,642	1,299	1,387
Total cash costs per ounce *	- $/oz	810	792	776
All-in sustaining costs per ounce *	- $/oz	1,031	1,002	998
All-in costs per ounce *	- $/oz	1,178	1,118	1,162

Gold income	- $m	2,151	1,789	3,993
Cost of sales	- $m	1,464	1,496	3,105
Total cash costs	- $m	1,114	1,146	2,393
Gross profit	- $m	677	337	983

Profit (loss) attributable to equity shareholders	- $m	421	114	(12)
	- US cents/share	100	27	(3)
Headline earnings	- $m	404	120	379
	- US cents/share	97	29	91
Adjusted EBITDA *	- $m	1,096	689	1,723
Net cash inflow from operating activities	- $m	604	343	1,047
Free cash inflow (outflow) *	- $m	177	(31)	127
Total borrowings	- $m	2,887	2,249	2,206
Adjusted net debt *	- $m	1,428	1,739	1,572
Capital expenditure	- $m	366	318	814

Notes: * Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		Rounding of figures may result in computational discrepancies.

The information on this page and in the Financial and Operating Report is provided for the AngloGold Ashanti group as a whole. Following the announcement of the South Africa assets sale, the South African operations are classified as an asset held for sale and recorded as a discontinued operation in the Condensed Consolidated Financial Statements for the six months ended 30 June 2020. Refer to “Condensed Consolidated Financial Statements for the six months ended 30 June 2020—Note 8—Discontinued operations and assets and liabilities held for sale” for further details. The Non-GAAP disclosures on pages 38 - 42 following the Condensed Consolidated Financial Statements for the six months ended 30 June 2020 are based on the continuing operations of the group, where indicated. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page 4.
June 2020 Published 7 August 2020

June 2020 Interim Report - www.AngloGoldAshanti.com
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Operations at a glance
for the six months ended 30 June 2020
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs per ounce[1]		Total cash costs per ounce[2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	773	9	(745)	(5)	522	175	865	(7)	690	(13)
DRC
Kibali - Attr. 45% [4]	181	(4)	(164)	(3)	140	93	811	22	594	10
Ghana
Iduapriem	137	1	(147)	14	80	47	921	13	743	1
Obuasi [5]	50	—	—	—	—	(100)	—	—	—	—
Guinea
Siguiri - Attr. 85%	98	(5)	(144)	12	24	247	1,369	20	1,217	13
Tanzania
Geita	307	26	(266)	(6)	273	442	716	(34)	557	(34)
Non-controlling interests, exploration and other			(24)	4	5	544

AUSTRALIA	260	(18)	(331)	4	107	11	1,166	24	967	37
Sunrise Dam	116	(15)	(153)	(3)	43	58	1,288	17	1,050	18
Tropicana - Attr. 70%	144	(20)	(165)	10	76	(6)	984	32	822	57
Exploration and other			(13)	11	(12)	11

AMERICAS	290	(13)	(387)	1	168	53	1,091	9	826	9
Argentina
Cerro Vanguardia - Attr. 92.50%	92	(15)	(133)	5	65	47	898	4	783	8
Brazil
AngloGold Ashanti Mineração	153	(13)	(192)	—	73	57	1,186	14	852	12
Serra Grande	45	(11)	(50)	(11)	25	118	1,190	—	821	3
Non-controlling interests, exploration and other			(12)	3	5	(50)

OTHER			9	200	1	(68)

Equity-accounted investments included above			164	(25)	(140)	82

Continuing operations	1,323	(3)	(1,290)	2	658	104	1,002	2	770	1

SOUTH AFRICA	146	(25)	(174)	(25)	19	38	1,279	9	1,155	13
Mponeng	76	(33)	(95)	(32)	33	156	1,398	13	1,218	20
Total Surface Operations	69	(12)	(79)	(13)	(14)	(1,771)	1,139	6	1,087	6

Discontinued operations	146	(25)	(174)	(25)	19	38	1,279	9	1,155	13

Total continuing and discontinued operations	1,469	(5)	(1,464)	(2)	677	100	1,031	3	810	2

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance June 2020 six months on June 2019 six months - increase (decrease).
[4] Equity-accounted joint ventures.
[5] Pre-production ounces.

Our Mali operations, i.e. Sadiola (Attr. 40%) and Morila (Attr. 40%), are treated as limited operations and therefore production and "Non-GAAP" metrics are no longer included above. In H1 2020, Sadiola and Morila produced 19,000oz and 9,000oz, respectively.

June 2020 Interim Report - www.AngloGoldAshanti.com
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Operations at a glance
for the three months ended 30 June 2020
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs per ounce[1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	413	11	(380)	(5)	311	180	852	(5)	667	(13)
DRC
Kibali - Attr. 45% [4]	90	(4)	(88)	5	76	82	856	37	606	19
Ghana
Iduapriem	69	(3)	(71)	(1)	47	70	978	17	795	4
Obuasi [5]	31	—	—	(100)	—	(100)	—	—	—	—
Guinea
Siguiri - Attr. 85%	50	(8)	(81)	30	15	682	1,396	24	1,251	16
Tanzania
Geita	173	30	(126)	(15)	170	395	621	(40)	478	(38)
Non-controlling interests, exploration and other			(14)	30	3	—

AUSTRALIA	130	(17)	(170)	1	58	33	1,148	20	1,011	40
Sunrise Dam	59	(8)	(79)	(4)	25	300	1,242	9	1,073	16
Tropicana - Attr. 70%	71	(24)	(86)	8	38	(13)	996	30	894	75
Exploration and other			(5)	(15)	(5)	(15)

AMERICAS	150	(11)	(193)	(10)	108	101	1,033	—	823	4
Argentina
Cerro Vanguardia - Attr. 92.50%	47	(16)	(71)	(7)	43	65	816	(8)	810	6
Brazil
AngloGold Ashanti Mineração	76	(14)	(91)	(10)	41	78	1,202	12	870	10
Serra Grande	27	9	(25)	(20)	19	248	994	(22)	702	(19)
Non-controlling interests, exploration and other			(6)	(7)	5	—

OTHER			1	9	1	(25)

Equity-accounted investments included above			88	(19)	(76)	78

Continuing operations	693	(1)	(654)	(2)	402	141	985	1	767	1

SOUTH AFRICA	60	(41)	(73)	(39)	10	97	1,358	18	1,224	21
Mponeng	27	(57)	(40)	(45)	7	(28)	1,661	42	1,459	50
Total Surface Operations	33	(18)	(33)	(29)	3	(165)	1,094	(1)	1,031	(3)

Discontinued operations	60	(41)	(73)	(39)	10	97	1,358	18	1,224	21

Total continuing and discontinued operations	753	(6)	(727)	(8)	412	140	1,015	2	805	2

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance June 2020 three months on June 2019 three months - increase (decrease).
[4] Equity-accounted joint ventures.
[5] Pre-production ounces.

June 2020 Interim Report - www.AngloGoldAshanti.com
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GROUP - Operating and Financial review

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	1,469	1,554	3,281
Produced from continuing operations	- oz (000)	1,323	1,361	2,862
Produced from discontinued operations	- oz (000)	146	193	419

Sold - Total	- oz (000)	1,515	1,577	3,268
Sold from continuing operations	- oz (000)	1,364	1,383	2,854
Sold from discontinued operations	- oz (000)	151	194	414

Price received per ounce from continuing and discontinued operations	- $/oz	1,642	1,299	1,387
Price received per ounce from continuing operations *	- $/oz	1,652	1,306	1,394
Price received per ounce from discontinued operations	- $/oz	1,552	1,255	1,337

All-in sustaining costs per ounce from continuing and discontinued operations	- $/oz	1,031	1,002	998
All-in sustaining costs per ounce from continuing operations *	- $/oz	1,002	979	978
All-in sustaining costs per ounce from discontinued operations	- $/oz	1,279	1,170	1,132

All-in costs per ounce from continuing and discontinued operations	- $/oz	1,178	1,118	1,162
All-in costs per ounce from continuing operations *	- $/oz	1,158	1,096	1,151
All-in costs per ounce from discontinued operations	- $/oz	1,345	1,272	1,240

Total cash costs per ounce from continuing and discontinued operations	- $/oz	810	792	776
Total cash costs per ounce from continuing operations *	- $/oz	770	759	746
Total cash costs per ounce from discontinued operations	- $/oz	1,155	1,021	981
		—	—	—
Gold income - Total	- $m	2,151	1,789	3,993
Gold income from continuing operations	- $m	1,917	1,545	3,439
Gold income from discontinued operations	- $m	234	244	554

Cost of sales - Total	- $m	1,464	1,496	3,105
Cost of sales from continuing operations	- $m	1,290	1,264	2,626
Cost of sales from discontinued operations	- $m	174	232	479

Total cash costs - Total	- $m	1,114	1,146	2,393
Total cash costs from continuing operations	- $m	946	948	1,981
Total cash costs from discontinued operations	- $m	168	198	412

Gross profit - Total	- $m	677	337	983
Gross profit from continuing operations	- $m	658	323	904
Gross profit from discontinued operations	- $m	19	14	79

Adjusted EBITDA - Total	- $m	1,096	689	1,723
Adjusted EBITDA from continuing operations *	- $m	1,035	645	1,580
Adjusted EBITDA from discontinued operations	- $m	61	44	143

Total borrowings from continuing operations	- $m	2,885	2,249	2,204
Total borrowings from continuing and discontinued operations	- $m	2,887	2,249	2,206

Adjusted net debt from continuing operations *	- $m	1,431	1,739	1,581
Adjusted net debt from continuing and discontinued operations	- $m	1,428	1,739	1,572

Profit (loss) attributable to equity shareholders - Total	- $m	421	114	(12)
Profit attributable to equity shareholders from continuing operations	- $m	382	129	364
Profit (loss) attributable to equity shareholders from discontinued operations	- $m	39	(15)	(376)

Profit (loss) attributable to equity shareholders - Total	- US cents/share	100	27	(3)
Profit attributable to equity shareholders from continuing operations	- US cents/share	91	31	87
Profit (loss) attributable to equity shareholders from discontinued operations	- US cents/share	9	(4)	(90)

Headline earnings	- $m	404	120	379
	- US cents/share	97	29	91
Net cash inflow from operating activities	- $m	604	343	1,047
Free cash inflow (outflow) *	- $m	177	(31)	127
Capital expenditure	- $m	366	318	814

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions, Surface sources, Moab Khotsong and Kopanang.

* Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		Rounding of figures may result in computational discrepancies.

June 2020 Interim Report - www.AngloGoldAshanti.com
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Financial and Operating Report
for the six months ended 30 June 2020

OPERATING AND FINANCIAL SIX-MONTH REVIEW

The following figures include both continuing and discontinued operations, unless otherwise stated.

AngloGold Ashanti continued to make steady progress in executing its strategy during the first six months of 2020, despite disruptions caused by COVID-19, which mainly impacted the South African operations. The sale of the remaining South African assets was announced and the investment in exploration and ore reserve development, to improve operating flexibility and further increase reserves, made good headway. The Obuasi Redevelopment Project advanced on budget and in line with its revised schedule for ramp-up in early 2021. Our operations generated strong cash flows allowing us to further reduce our debt. Headline earnings for the first half of 2020 increased more than threefold compared to the same period in 2019, demonstrating strong leverage to the gold price and weaker local currency impacts.

At the same time, the Company contributed in each of its operating jurisdictions to assist public health efforts and to help slow the spread of COVID-19. The Company continues to navigate the challenges posed by the COVID-19 pandemic, including occasional operational closures and disruptions, and the necessary operational adjustments to accommodate social distancing. Several measures have been put in place, including, among other things, limiting capacity on vertical and horizontal transport vehicles, providing longer work rosters and rotations supported by associated fatigue management processes, mandatory quarantine on arrival in each jurisdiction for expatriate workers, and increasing the number of charter flights and adjusting road logistics as necessary. Notwithstanding the adverse impact of the COVID-19 pandemic, the diversity of our portfolio – a combination of open pit, underground and surface processing operations across a wide geographic spread – has protected the Company from these disruptions to a certain degree.

The average gold price received in the first six months of 2020 was $1,642/oz, a 26% increase from $1,299/oz over the corresponding period last year. The higher gold price, in addition to the tight rein on costs and weaker local currency impacts, helped drive improved financial performance year-on-year.

Production for the first six months of 2020 was 1.469Moz at a total cash cost per ounce of $810/oz, compared to 1.554Moz at a total cash cost per ounce of $792/oz for the first six months of 2019. The adverse impacts of COVID-19 on production due to lockdowns and operating restrictions, as well as logistics and resourcing impacts, are estimated at 85,000oz. All-in sustaining costs (AISC) were $1,031/oz for the first six months of 2020, compared to an AISC of $1,002/oz for the corresponding period last year. The 3% year-on-year increase was a result of direct and indirect costs related to COVID-19 of $10/oz, as well as lower ounces sold year-on-year and higher cash costs, royalties and sustaining capital expenditure.

AngloGold Ashanti delivered a solid production performance for the first half of the year, supported by an outstanding performance from Geita and a strong recovery from Serra Grande from the first quarter of the year, as well as steady production from Kibali, Iduapriem, Tropicana and AGA Mineração. Production improvements quarter-on-quarter were recorded at Sunrise Dam, Siguiri and Cerro Vanguardia (CVSA). The Obuasi Redevelopment Project continued to ramp up, delivering a 63% quarter-on-quarter increase in production despite delays in receiving equipment and the arrival of certain critical skills to the site as a result of lockdowns in various jurisdictions.

Basic earnings for the period ended 30 June 2020 were $421m, or 100 US cents per share, compared with basic earnings of $114m, or 27 US cents per share, in the first six months of 2019. Headline earnings were $404m, or 97 US cents per share, compared with $120m, or 29 US cents per share, in the first six months of 2019. Basic earnings benefitted from an impairment reversal and the associated tax impact of $17m relating to the South African asset sale that was recorded during the first half of this year, however this was excluded from headline earnings.

Cash flows were robust, demonstrating significant leverage to the rising gold price. Net cash inflow from operating activities for the first six months of 2020 increased by 76% to $604m, compared to $343m in the same period last year. Free cash flow generation improved significantly to an inflow of $177m in the first six months of 2020, from an outflow of $31m for the same period in 2019, despite an adverse movement in working capital ($192m), finance costs accrued and capitalised ($94m) and taxation paid ($166m). Operational free cash flow, which is net cash flow from operating activities less total capital expenditure, rose more than fivefold to $278m for the first six months of 2020, compared to $50m in the first half of 2019. Free cash flow before growth capital – the metric on which dividends are calculated – increased significantly to $324m in the first half of 2020 compared to $68m for the same period in 2019.

Strong free cash flow generation was achieved mainly due to an improved gold price received despite slightly lower gold output, higher costs, higher capital expenditure and the continued slow cash repatriation from the Democratic Republic of the Congo (DRC) relating to the Kibali mine compared to the prior period in 2019. Cumulative cash receipts from the DRC in the first half of 2020 totaled $54m, which included dividends of $25m and $29m received from Kibali (Jersey) Limited in the first and second quarters respectively. At the end of June 2020, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $293m. Barrick Gold Corporation (Barrick), the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

Cash flows were further impacted by VAT that continues to be locked up at Geita ($131m), Kibali ($71m) and an increase in lock-up of recoverable export duties and discounting thereof at Cerro Vanguardia ($21m). On 1 July 2020, the Finance Act 2020 (No.8) became effective in Tanzania, amending the Value Added Tax Act, 2014 (No. 5), without retrospective effect, by deleting the disqualification of refunds due to exporters of ‘raw minerals’, thereby allowing for the recovery of VAT refunds for mineral exporters from July 2020 onwards. In the DRC, VAT offsets recommenced in June 2020 after being disallowed from the beginning of 2020.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose 59% year-on-year to $1,096m in the first six months of 2020, compared to $689m for the same period in 2019.

Adjusted net debt decreased by 18% to $1.428bn at 30 June 2020, from $1.739bn at 30 June 2019.

June 2020 Interim Report - www.AngloGoldAshanti.com
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The ratio of Adjusted net debt to Adjusted EBITDA at the end of June 2020 decreased to 0.67 times compared to 1.20 times at the end of June 2019, well below the targeted level of 1.0 times through the cycle.

In order to safeguard the balance sheet during the COVID-19 pandemic, the Company took proactive steps by fully drawing on the $1.4bn multi-currency revolving credit facility in March 2020 to further bolster liquidity following the repayment at maturity of the principal and final coupon of the $700m 10-year bond in April 2020. In addition, the Company secured additional credit facilities that same month by signing a new standby credit facility of $1bn with a term of 364 days that can be extended for a further six months with the participating syndicated banks’ consent. As at 30 June 2020, the Company’s liquidity remained strong with approximately $2.47bn available, including cash and cash equivalents of $1.29bn.

Total capital expenditure (including equity-accounted investments) increased by 15% to $366m in the first six months of 2020, compared to $318m in the same period last year. This included project capital expenditure of $147m relating to Obuasi, Tropicana, Quebradona and Gramalote in the first six months of 2020, compared to $99m invested in growth projects in the first half of 2019. Sustaining capital expenditure was $219m, in line with the same period in 2019. The strategy of improving operating flexibility through additional investment in Ore Reserve Development and Reserve Conversion at sites with high geological potential over the next two to three years, remains intact.

SECOND QUARTER REVIEW

The following amounts include both continuing and discontinued operations, unless otherwise stated.

Production for the second quarter of 2020 improved by 5% to 753,000oz at a total cash cost per ounce of $805/oz, despite COVID-19 impacts, compared to 716,000oz at a total cash cost per ounce of $814/oz for the first quarter of 2020. Excluding estimated COVID-19 impacts of 74,000oz in the second quarter of 2020, production would have been 827,000oz compared to 801,000oz at a total cash cost per ounce of $792/oz during the second quarter of 2019. AISC improved by 3% to $1,015/oz for the second quarter of 2020 despite COVID-19 impacts of $84/oz, compared to $1,047/oz for the first quarter of 2020. However, AISC for the second quarter increased by 2% compared to $996/oz for the second quarter of 2019.

As a result of an 8% quarter-on-quarter increase in the gold price received, as well as improved costs and weaker local currency impacts, Adjusted EBITDA increased by 32% to $622m during the second quarter of 2020, compared to $473m during the first quarter of 2020. Adjusted EBITDA was up 63% year-on-year from $382m in the second quarter of 2019. Higher costs incurred and lower realised gold sales in the second quarter of 2020 were fully offset by the higher gold price received.

Free cash flow generation improved significantly to $173m, despite an adverse movement in working capital, finance costs and unwinding of obligations and taxation paid, compared to $4m in the first quarter of 2020, and $78m in the second quarter of 2019. The Company generated $230m of free cash flow before growth capital in the second quarter of 2020, compared to $94m in the first quarter of 2020 and $139m during the same period last year.

Total capital expenditure (including equity-accounted investments) in the second quarter of 2020 was $167m, compared to $177m for the same period last year. Sustaining capital expenditure accounted for $110m and project capital expenditure, which was predominantly spent at Obuasi, amounted to $57m.

Free cash flow ($m) (1)
	Six months ended June 2020	Six months ended June 2019	Year ended Dec 2019

Net cash inflow from operating activities from continuing operations	552	317	958
Net cash inflow from operating activities from discontinued operations	52	26	89
Net cash inflow from operating activities	604	343	1,047
Capital expenditure	(307)	(264)	(703)
Net cash from operating activities after capital expenditure	297	79	344
Repayment of lease liabilities	(22)	(20)	(42)
Finance costs accrued and capitalised	(94)	(74)	(149)
Net cash flow after capital expenditure and interest	181	(15)	153
Other net cash inflow from investing activities from continuing operations	8	28	22
Net cash outflow from investing activities from discontinued operations	(17)	(29)	(54)
Add backs:
Cash restricted for use	7	(15)	—
Cash in subsidiary sold and transferred to held for sale	(2)	—	6
Free cash inflow (outflow)	177	(31)	127

(1) Refer to note F under "Non-GAAP disclosure" for definition.

June 2020 Interim Report - www.AngloGoldAshanti.com
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Summary of six months-on-six months and quarter-on-quarter operating and cost variations:
Particulars	Six months ended Jun 2020	Six months ended Jun 2019	% Variance six months vs prior year six months	Three months ended Jun 2020	Three months ended Jun 2019	% Variance three months vs prior year three months
Operating review (Gold)
Production from continuing operations (kozs)	1,323	1,361	(3)	693	699	(1)
Production from discontinued operations (kozs)	146	193	(24)	60	102	(41)
Production from continuing and discontinued operations (kozs)	1,469	1,554	(5)	753	801	(6)

Financial review

Continuing and discontinued operations
Gold price received per ounce ($/oz)	1,642	1,299	26	1,707	1,302	31
Total cash costs per ounce ($/oz)	810	792	2	805	792	2
Corporate & marketing costs ($m) (1)	36	40	(10)	20	20	—
Exploration & evaluation costs ($m)	56	51	10	29	26	12
Capital expenditure ($m)	366	318	15	167	177	(6)
All-in sustaining costs per ounce ($/oz) (2)	1,031	1,002	3	1,015	996	2
All-in costs per ounce ($/oz) (2)	1,178	1,118	5	1,137	1,126	1
Adjusted EBITDA ($m)	1,096	689	59	622	382	63
Free cash flow ($m) (4)	177	(31)	671	173	78	122

Continuing operations
Gold price received per ounce ($/oz) (3)	1,652	1,306	26	1,716	1,308	31
Total cash costs per ounce ($/oz) (3)	770	759	1	767	761	1
Corporate & marketing costs ($m) (1)	36	41	(12)	20	21	(5)
Exploration & evaluation costs ($m)	56	51	10	29	26	12
Capital expenditure ($m)	346	289	20	160	162	(1)
All-in sustaining costs per ounce ($/oz) (2) (3)	1,002	979	2	985	975	1
All-in costs per ounce ($/oz) (2) (3)	1,158	1,096	6	1,107	1,110	—
Adjusted EBITDA ($m) (3)	1,035	645	60	601	357	68
Free cash flow ($m) (4)	177	(31)	671	173	78	122

(1) Includes administration and other expenses.  (2) World Gold Council standard.
(3) Refer to "Non-GAAP disclosure" for definition. (4) Refer to note F under "Non-GAAP disclosure" for definition.

SAFETY UPDATE

Regrettably, there was one fatality in the second quarter of the year. This involved a Long-haul Dump operator who was fatally injured in a Heavy Mobile Equipment related incident at Obuasi. Subsequent to the end of the second quarter of 2020, a security guard was fatally injured at the Obuasi mine when he was struck by a private vehicle that veered off the road. In addition, we have previously reported four fatalities in the first quarter of 2020, which occurred in two separate safety incidents in March at the Mponeng mine. Those incidents involved a fall of ground, caused by a large seismic incident, resulting in three fatalities and a tramming accident causing one fatality. The tragic occurrence of these fatal incidents remains a stark reminder that we must continue to redouble our efforts to make sure our employees return home safely each day.

The All-injury frequency rate (AIFR) for the group was 2.57 injuries per million hours worked during the second quarter of 2020, a 7% improvement from 2.75 injuries per million hours worked in the first quarter of the year. For the six months ended 30 June 2020, AIFR was 2.66 injuries per million hours worked, an improvement of 27% compared to 3.63 injuries per million hours worked in the same period a year ago. AIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

All operations remain on high alert with respect to the impacts of the COVID-19 pandemic and we are actively dealing with both the operational challenges and psychological effects associated with the virus as well as related protective measures, including lockdown arrangements. In South Africa, seismicity risk remains high at the Mponeng mine and stringent measures to mitigate that risk have been introduced since the phased restart of operations following the extended stoppage due to COVID-19.

The Company remains focused on the execution of its Safe Production Strategy as we aim to continually improve our safety practices to ensure safe workplaces. Close tracking of High Potential Incidents and low-frequency, high consequence safety events, remain an important source of learning and encourage heightened awareness.

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COVID-19

AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to COVID-19 at our operations, in our communities and in the regions and countries in which we operate. We are guided by our values and a pledge to protect the health of our employees and host communities, while working to ensure business continuity.

AngloGold Ashanti has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Measures have been taken to help protect the well-being of our employees and communities.

During the first six months of 2020, temporary suspensions were in place during the months of March and April at Serra Grande in Brazil, at Cerro Vanguardia (CVSA) in Argentina and at our South African operations, in line with local lockdown regulations. Serra Grande resumed operations on 5 April 2020 and continues to operate at normalised levels. At CVSA, operations resumed on 6 April 2020, initially processing stockpiles at planned production rates. Since the shift change on 19 April 2020, the mine has restarted open pit and underground mining operations, but cross-border travel restrictions, which have impacted the ability to fully operate the underground and open-pit operations, continue.

In South Africa, surface processing operations restarted on 6 April 2020 and are operating at planned production rates. At the Mponeng underground mine, the ramp-up of operations to 50% capacity commenced on 15 April 2020 and production resumed on 4 May 2020 following safe start-up and screening procedures. However, on 24 May 2020, following the detection of the first positive COVID-19 case amongst its workforce at Mponeng, the Company voluntarily halted its operations at the Mponeng mine in order to facilitate contact tracing and to again deep clean and sanitise the workplace and key infrastructure. The Mponeng mine resumed operations on 1 June 2020 and ramped up to 50% production capacity by 4 June 2020. The mine is currently in the process of ramping-up to 100% capacity. Subsequent to 30 June 2020, the South African mining industry, through the Minerals Council South Africa and in collaboration with the South African Department of Mineral Resources and Energy (DMRE), began recalling foreign-based mineworkers to South Africa. More than 1,200 foreign-based mineworkers or approximately 20% of the Mponeng mine workforce started to report for work on 7 July 2020 and underwent a mandatory 14-day quarantine before being redeployed to the Company’s operations.

Despite the temporary suspension of certain operations, the Company continued to pay full salaries and benefits during this period to all employees, including those who could not work because of the lockdown restrictions. The Company also continued to pay contractor-related costs, while having to contend with disrupted supply chains.

The estimated impact from COVID-19 in the first six months of 2020 on production and AISC was 85,000oz (Q1 2020: 11,000oz; Q2 2020: 74,000oz) and $53/oz (Q1 2020: $18/oz; Q2 2020: $84/oz), respectively. Of the $53/oz impact, $43/oz relates to the opportunity cost of lost production and a further $10/oz to cost impacts. All of AngloGold Ashanti’s mines are now operating normally, other than the Mponeng mine in South Africa and Cerro Vanguardia in Argentina which both continue with gradual ramp-ups to 100% capacity.

The Company continues to manage the business with a cautious outlook, focusing on cash conservation, risk mitigation and maintaining a tight rein on costs. We took the step of withdrawing our annual guidance on 27 March 2020, given the prevailing uncertainty caused by the pandemic. Our performance year to date is consistent with our prior guidance, with approximately 3% to 4% of annual production being impacted by COVID-19. However, while the prevailing uncertainty persists in respect of the length or severity of the COVID-19 outbreak, and the government actions to stop its spread, guidance remains suspended.

Inventories of critical spares have been built to cover between three and six months of operations. We had also enacted contingency plans early in the year to counter potential disruptions and built ore stockpiles to provide additional operating flexibility where possible. We have further worked closely with our associate partners at Rand Refinery (Pty) Limited in Johannesburg to ensure uninterrupted inbound transport of gold doré and expatriates from our African operations using accredited private charters when commercial airlines have suspended operations.
From a capital allocation standpoint, our strategy and clear approach to managing capital remains unchanged and continues to serve the Company well – even through this challenging time – as we:
•prioritise the safety and health of our employees;
•ensure financial flexibility of our business with the aim to generate free cash flow sustainably;
•maintain the integrity of our orebodies and the sustainability of our operations;
•preserve the long-term optionality within our portfolio; and
•provide returns to our stakeholders, before we invest in growth.

Beyond the business, we recognise the COVID-19 pandemic has spread suffering, disrupted billions of lives, and endangered the global economy. Tackling the pandemic requires co-operation and co-ordination of efforts by stakeholders to ensure that resources and technology are deployed to make the biggest possible impact on trying to control the pandemic and reduce the toll on human lives. To that effect, AngloGold Ashanti stepped up its humanitarian efforts across all host countries, working alongside, and providing donations to, governments, local communities and healthcare facilities to help combat the spread of the virus. We introduced a host of initiatives on our mine sites and at the surrounding communities, which include, among other things, providing critical medical PPE as well as hand washing stations and alcohol-based hand sanitisers, running comprehensive personal hygiene campaigns, and also distributing food parcels, water tanks and toilet facilities. In South Africa, the Company made available two hospitals in the North West and Gauteng provinces for the exclusive use by the provincial governments to treat and isolate COVID-19 patients, and also a residence for the accommodation of frontline healthcare workers. In addition, the Company made a variety of donations and other contributions amounting to $5m across the group's operations since the start of the pandemic, which includes the $1.2m (R20m) pledge to the Solidarity Response Fund in South Africa.

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OPERATING HIGHLIGHTS

Continuing operations

The Continental Africa region produced 773,000oz (inclusive of 50,000oz of capitalised pre-production at Obuasi) at a total cash cost per ounce of $690/oz for the six months ended 30 June 2020, compared to 711,000oz at a total cash cost per ounce of $792/oz for the six months ended 30 June 2019. The region’s AISC was 7% lower at $865/oz for the six months ended 30 June 2020, compared to $932/oz for the six months ended 30 June 2019.

In Ghana, gold production at Iduapriem was 137,000oz at a total cash cost per ounce of $743/oz for the six months ended 30 June 2020, compared to 135,000oz at a total cash cost per ounce of $732/oz for the same period last year. Higher recovered grade was in line with the mining plan associated with ore from Blocks 7 and 8 in the Teberebie pit. This increase was partly offset by lower ore tonnes treated. Costs were favourably impacted by the higher grades together with optimised grade control practices. The mine is also benefitting from power subsidies from the Government of Ghana to ease the impact of COVID-19 on businesses in Ghana. These tailwinds were offset largely by the rise in royalties linked to the higher gold price, as well as a depletion in ore stockpiles.

During the second quarter of 2020, Iduapriem produced 69,000oz at a total cash cost per ounce of $795/oz, compared to 71,000oz at a total cash cost per ounce of $767/oz in the corresponding period in 2019.

In Tanzania, Geita produced 307,000oz at a total cash cost per ounce of $557/oz for the six months ended 30 June 2020, compared to 243,000oz at a total cash cost per ounce of $846/oz for the same period last year. Geita’s production increased 26% year-on-year as a result of higher tonnes treated and higher recovered grade. Recovered grade was 9% higher year-on-year mainly due to higher grade ore from the Nyankanga open pit. Mining at the pit bottom continued and offset lower grades from underground operations. Ore processed increased 16% year-on-year due to the maintenance work conducted to replace the ball mill shell in the same period last year. Costs were favourably impacted by the higher gold production, which was partially offset by higher royalties and an increase in freight and clearing charges following the implementation by the Government of Tanzania, of a new clearing process for goods entering the country.

In the first half of 2020, the Government of Tanzania also granted consent to change the mining method under our special mining license from open pit to underground method and issued the mining permit for the Geita Hill underground project, which will be a significant contributor to the future of the Geita operation. The Geita Hill underground portal will be positioned on the western side of Geita Hill Pit and will target Blocks 1 and 2, which will unlock an estimated third of the underground Mineral Resource. The targeted start of underground mining at Geita Hill, is January 2021, subject to the status of COVID-19 and the mobilisation of critical personnel onsite.

During the second quarter of 2020, Geita produced 173,000oz at a total cash cost per ounce of $478/oz, compared to 133,000oz at a total cash cost per ounce of $771/oz in the corresponding period in 2019.

In Guinea, Siguiri produced 98,000oz at a total cash cost per ounce of $1,217/oz for the six months ended 30 June 2020, compared to 104,000oz at a total cash cost per ounce of $1,078/oz for the same period last year. The mine saw an increase in tonnes treated in the first half of 2020, reflecting the added hard rock processing capacity. The increase in ore tonnes processed was offset by a lower-than-planned recovery rate. High levels of carbon present in the ore processed over the period negatively affected the capacity to recover gold. This, in turn, led to higher year-on-year processing costs as a result of the increase in reagent consumption required for the high levels of carbon in the current period. Inflationary increases in the price of lime, cyanide and activated carbon, as well as higher royalties paid, also negatively impacted costs.

During the second quarter of 2020, Siguiri produced 50,000oz at a total cash cost per ounce of $1,251/oz, compared to 55,000oz at a total cash cost per ounce of $1,079/oz in the corresponding period in 2019. On a quarter-on-quarter basis, Siguiri’s production improved by 4% as the operation addressed the processing challenges from treating harder rock material through the plant.

In the DRC, Kibali produced 181,000oz at a total cash cost per ounce of $594/oz for the six months ended 30 June 2020, compared to 188,000oz at a total cash cost per ounce of $541/oz for the same period last year. Gold production was lower year-on-year mainly due to the planned lower grade ore mined from Sessenge and KCD pits. Costs were negatively impacted year-on-year due to lower gold production, higher royalties and inflationary pressures, partially offset by lower reagent and power costs as a result of a higher hydropower mix.

During the second quarter of 2020, Kibali produced 90,000oz at a total cash cost per ounce of $606/oz, compared to 94,000oz at a total cash cost per ounce of $507/oz in the corresponding period in 2019.

In Mali, at Morila, the mine continues to reprocess tailings material according to plan with the objective of concluding re-processing in early 2021. At Sadiola, which is currently in limited operations, the mine continues its stockpile treatment plan. We no longer include production and “Non-GAAP” cost metrics for these operations.

The Americas region produced 290,000oz at a total cash cost per ounce of $826/oz for the six months ended 30 June 2020, compared to 334,000oz at a total cash cost per ounce of $757/oz for the six months ended 30 June 2019. The region’s AISC was $1,091/oz for the six months ended 30 June 2020, compared to $1,004/oz for the six months ended 30 June 2019.

In Brazil, AngloGold Ashanti Mineração produced 153,000oz at a total cash cost per ounce of $852/oz for the six months ended 30 June 2020, compared to 175,000oz at a total cash cost per ounce of $761/oz for the same period last year. Production was lower mainly due to lower recovered grade at Cuiabá as well as the unexpectedly long and heavy rain season which affected output from the open pit mine at the Córrego do Sítio complex. Costs were higher year-on-year due to lower gold production, higher processing costs, higher inflation as well as higher royalties paid. These costs were offset by a weaker exchange rate and a favourable movement in stockpiles. At Cuiabá, the mine introduced a new underground support standard and revised mining sequence to address the deteriorating ground conditions which were previously flagged in 2019. However, infrastructure and development cycle delays in the programmed areas, as well as geological model changes, resulted in lower grades and negatively impacted production. At the Córrego do Sítio complex, production was lower due to unexpected heavy rains in the Rosalino open pit and lower equipment utilisation due to absenteeism caused by COVID-19. Gold recovery was further impacted by metallurgical challenges at the sulphide plant.

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During the second quarter of 2020, AGA Mineração produced 76,000oz at a total cash cost per ounce of $870/oz, compared to 88,000oz at a total cash cost per ounce of $788/oz in the corresponding period in 2019.

At Serra Grande, production was 45,000oz at a total cash cost per ounce of $821/oz for the six months ended 30 June 2020, compared to 51,000oz at a total cash cost per ounce of $799/oz for the same period last year. Production was lower year-on-year due to the temporary suspension of operations in March and April related to COVID-19 lockdown regulations, as well as a delay in obtaining an environmental licence for the mining plan which affected our ability to access the high-grade, Venâncio open-pit deposit. Costs were higher year-on-year due to the lower production, unfavourable movement in stockpiles, higher royalties paid and inflationary pressures. These unit costs were partially offset by higher volumes treated due to an improved performance at Pequizão, Nova and Mina III open pits, improved efficiencies and a weaker exchange rate of the Brazilian Real against the US Dollar.

During the second quarter of 2020, Serra Grande produced 27,000oz at a total cash cost per ounce of $702/oz, compared to 24,000oz at a total cash cost per ounce of $869/oz in the corresponding period in 2019.

In Argentina, Cerro Vanguardia produced 92,000oz at a total cash cost per ounce of $783/oz for the six months ended 30 June 2020, compared to 108,000oz at a total cash cost per ounce of $723/oz for the same period last year. Production was lower year-on-year due to the temporary suspension of operations in March and April related to COVID-19 lockdown regulations and subsequent cross-border travel restrictions. These disruptions impacted the ability to fully operate the underground and open-pit areas and have had an overall adverse impact estimated at 9,000oz. There was also a 25% decrease in grades, which was in line with the current life-of-mine plan. Costs increased year-on-year mainly due to inflationary pressures as a result of salary increases, higher energy consumption and higher costs for maintenance services, explosives and other materials, and spare parts. Costs were further impacted due to the drawdowns on stockpiles as a result of COVID-19. These cost increases were partially offset by a weaker exchange rate of the Argentinean Peso against the US Dollar, higher by-product revenue derived from higher silver volumes sold, and a higher average silver price.

During the second quarter of 2020, Cerro Vanguardia produced 47,000oz at a total cash cost per ounce of $810/oz, compared to 56,000oz at a total cash cost per ounce of $766/oz in the corresponding period in 2019.

The Australia region produced 260,000oz at a total cash cost per ounce of $967/oz for the six months ended 30 June 2020, compared to 316,000oz at a total cash cost per ounce of $704/oz for the six months ended 30 June 2019. The region’s AISC was $1,166/oz for the six months ended 30 June 2020, compared to $939/oz for the six months ended 30 June 2019.

Production at Sunrise Dam was 116,000oz at a total cash cost per ounce of $1,050/oz for the six months ended 30 June 2020, compared to 136,000oz at a total cash cost per ounce of $887/oz for the same period last year. Production was lower year-on-year mainly due to lower mill feed grades, marginally offset by higher mill throughput and metallurgical recoveries. Stoping flexibility continues to improve aided by the underground exploration drilling programme. As previously flagged, a key focus for Sunrise Dam is to deliver the development and drilling needed to grow its Ore Reserves. Costs increased year-on-year mainly due to lower production associated with lower recovered grades, lower operational efficiencies as well as the impact of purchased ore. These cost increases were partially offset by favourable movements in stockpiles.

During the second quarter of 2020, Sunrise Dam produced 59,000oz at a total cash cost per ounce of $1,073/oz, compared to 64,000oz at a total cash cost per ounce of $924/oz in the corresponding period in 2019. On a quarter-on-quarter basis, Sunrise Dam’s production improved 4% as larger stopes were commissioned, improving underground mining flexibility.

Production at Tropicana was 144,000oz at a total cash cost per ounce of $822/oz for the six months ended 30 June 2020, compared to 180,000oz at a total cash cost per ounce of $525/oz for the same period last year. Production was lower year-on-year as planned, mainly due to the cessation of open pit mining, as well as completion of grade streaming activities in the same period of 2019. As previously flagged, a decrease in open pit mining is in line with the current mine plan and the fall in open pit tonnes was partially offset by a drawdown in lower grade surface stockpiles. Following the anticipated ramp-up of the Boston Shaker underground mine in the second half of this year, the underground mine is expected to be a significant contributor of primary ore at Tropicana going forward. Costs increased year-on-year mainly due to lower gold production and the impact of treating stockpiles, partially offset by lower volumes mined.

During the second quarter of 2020, Tropicana produced 71,000oz at a total cash cost per ounce of $894/oz, compared to 94,000oz at a total cash cost per ounce of $510/oz in the corresponding period in 2019.

Discontinued operations

The South African region produced 146,000oz at a total cash cost per ounce of $1,155/oz for the six months ended 30 June 2020, compared to 193,000oz at a total cash cost per ounce of $1,021/oz for the six months ended 30 June 2019. The region’s AISC was $1,279/oz for the six months ended 30 June 2020, compared to $1,169/oz for the six months ended 30 June 2019.

Mponeng produced 76,000oz at a total cash cost per ounce of $1,218/oz for the six months ended 30 June 2020, compared to 114,000oz at a total cash cost per ounce of $1,018/oz for the same period last year. Production was lower year-on-year mainly due to the lockdown regulations imposed related to COVID-19, as well as the voluntary suspension of mining following the detection of positive COVID-19 cases among the mine’s workforce, estimated at 55,000oz. Gold production was further impacted by lower tonnes mined due to poor ground conditions, safety stoppages due to fatalities, as well as lower recovered grade related to the increased volume of marginal ore dumps processed to mitigate volume losses caused by COVID-19 disruptions. Costs increased year-on-year due to lower production, inflationary increases on labour and consumables, partially offset by higher surface volumes treated, lower royalties paid, a favourable gold-in-process movement and weaker local currency impacts.

During the second quarter of 2020, Mponeng produced 27,000oz at a total cash cost per ounce of $1,459/oz, compared to 62,000oz at a total cash cost per ounce of $971/oz in the corresponding period in 2019.

Surface Operations produced 69,000oz at a total cash cost per ounce of $1,087/oz for the six months ended 30 June 2020, compared to 79,000oz at a total cash cost per ounce of $1,025/oz for the same period last year. At Mine Waste Solutions, production was lower year-on-year during the first half of 2020 due to the impact of the COVID-19 lockdown from the end of March 2020 through to mid-April, combined with floor cleaning activities at the Sulphur Paydam and Harties 1 tailings storage facility (TSF). Lower recovered grade as a result of

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challenges experienced with reagent control and carbon management further impacted gold production. At the West Wits surface operations, gold production was lower year-on-year during the first half of 2020 mainly due to the COVID-19 lockdown from the end of March 2020 until mid April combined with relining of mills at the Kopanang plant. The operations’ recovered grade was lower as a result of lower grade material being processed and lower plant efficiency.

During the second quarter of 2020, Surface Operations produced 33,000oz at a total cash cost per ounce of $1,031/oz, compared to 40,000oz at a total cash cost per ounce of $1,062/oz in the corresponding period in 2019.

UPDATE ON CAPITAL PROJECTS
Obuasi Redevelopment Project

Obuasi’s redevelopment project continues to make steady progress, despite some COVID-19 related disruption during the period. As reported in the first quarter of 2020, the COVID-19 pandemic caused some construction delays and had the effect of limiting mining volumes. Inbound freight and passenger traffic has resumed, albeit under ongoing restrictions. As mentioned previously, the commissioning and ramp-up of Phase 2 is expected to be delayed by one quarter to the end of the first quarter of 2021.

Operational Readiness

Ramp-up and stabilisation of the process plant to the Phase 1 capacity of 2,000 tonnes per day was further progressed during the second quarter of 2020. However, mining rates were constrained at 60% to 70% capacity due to skilled-labour shortages caused by COVID-19 isolations and international travel restrictions. Mining rates averaged 1,590 tonnes per day for the second quarter of 2020. We have worked with the Ghanaian authorities to successfully implement special charter flights and quarantine arrangements in order to effect crew rotations and bring specialist personnel to the site. Mining commenced in Block 8 Lower, providing a second mining front to Sansu.

Phase 2 Construction

The construction work for Phase 2 has made good progress despite the COVID-19 challenges, reaching 68% completion. Work continues on the GCVS vent shaft and paste-fill plant and delivery system. In the process plant, concrete and structural steel works have been completed. Equipment, piping, electrics and instrumentation works are well advanced. Earthworks for the Biox TSF and water dams are well advanced. The KRS Shaft, which is required to increase mining capacity to 4,000 tonnes per day, is facing a three-month delay to the end of the year and the paste-fill plant to the first quarter of 2021.

Tropicana - Boston Shaker

The first production stope in the Boston Shaker underground mine was fired in June 2020 and the project remains on track to achieve commercial production in the second half of 2020. Installation of key underground infrastructure progressed to schedule with primary fan commissioning successfully completed in June 2020. The mine’s first remote loader began operating during the first half of 2020 and a third jumbo was introduced to increase developed stocks and provide flexibility in the mine schedule. Underground grade control drilling returned positive results during the first half of 2020.

Colombian projects

Quebradona

At the Quebradona project, the Feasibility Study (FS) continues to progress and the National Environmental Licensing Authority of Colombia conducted a site evaluation, in the first quarter of 2020, as part of the Environmental Impact Assessment (EIA). The team at the operations is continuing with construction readiness and EIA permitting. The work on the FS is still progressing and is now expected to be completed in the first half of 2021.

Gramalote

At the Gramalote project, our joint venture partner, B2Gold Corp. (B2Gold), which operates the project, restarted operations on 4 May 2020 (following a temporary shutdown on 30 March 2020 due to COVID-19) for EIA-related field activities, with exploration drilling recommencing on 11 May 2020. The project became fully operational within a week, with appropriate preventive practices, monitoring, and COVID-19 testing and tracing protocols in place. During the shutdown, other aspects of the FS such as mine engineering review, metallurgical investigations and process plant design development continued to be advanced by B2Gold.

Ongoing exploration work continues, with a focus on infill drilling of the Inferred Mineral Resource which is expected to be completed in August 2020. As previously announced, B2Gold now expects to complete the FS in the first quarter of 2021.

Governmental authorities in Antioquia continue to closely manage levels of business activities and public movement with a view to gradually reopen the economy while ensuring adequacy of medical facilities, including public testing, contact tracing and intensive care units.

La Colosa

The La Colosa project remains in care and maintenance. The force majeure at the project was extended for an additional one-year period, which will now expire in June 2021.

CORPORATE UPDATE

Executive Team Update

On 30 July 2020, AngloGold Ashanti announced that Mr. Kelvin Dushnisky decided step down as Chief Executive Officer (CEO) and Executive Director, effective 1 September 2020. Kelvin has done an excellent job in delivering on the Company’s strategy and leaves AngloGold Ashanti in solid shape, with an improving portfolio and robust cash flows aiding ongoing debt reduction.

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The Board of Directors of the Company (Board) thanks Kelvin for his role in advancing AngloGold Ashanti’s strategy and wishes him the very best in the future. Kelvin will remain in Toronto to spend time with his family but will be available to assist the group with a smooth handover until 28 February 2021.

The Board is also pleased to announce the appointment of Ms. Christine Ramon, currently Chief Financial Officer (CFO) and Executive Director, as Interim CEO. Christine will assume the role from 1 September 2020, while the Board embarks on a comprehensive recruitment process to find a new permanent CEO. Mr. Ian Kramer, currently Senior Vice President: Group Finance, will assume the role of Interim CFO for the duration of the transition period.

On 30 June 2020, Ms. Maria Sanz Perez, Executive Vice President – General Counsel, Compliance and Company Secretary, departed from the Company. She was succeeded in her role as Executive Vice President – General Counsel and Compliance by Ms. Lizelle Marwick. Effective 1 July 2020, Ms. Lizelle Marwick also assumed the role of Interim Company Secretary while we continue our search for a new permanent Company Secretary.

Change to Board of Directors

On 31 July 2020, AngloGold Ashanti announced the appointment of Dr. Kojo Busia as an independent non-executive director to its Board of Directors, effective 1 August 2020. Dr. Busia will serve as a member of the Company's Investment Committee as well as the Social, Ethics and Sustainability Committee.

Dr Busia recently held the position of Chief of Natural Resources Management Section, Division of Technology, Climate Change and Natural Resource Management at the United Nations Economic Commission for Africa (UNECA). Dr Busia is an internationally renowned leader and promoter of good governance in Africa, having 25 years of working experience in multilateral and bilateral organisations.

Asset Sales

Last year, AngloGold Ashanti initiated separate processes to review divestment options for its portfolio, specifically related to its remaining South African assets, the Sadiola mine in Mali and the Cerro Vanguardia (CVSA) mine in Argentina. Except for CVSA, these sale processes continue to progress.

South Africa update

In respect of the sale of AngloGold Ashanti’s remaining South African assets, considerable progress has been made in the fulfilment of the conditions precedent to the transaction. Other than the conditions precedent in the sale agreement relating to the approvals from the South African Department of Mineral Resources and Energy (DMRE) for the transfer of the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in terms of the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA), all other conditions precedent to the transaction have been fulfilled. This included the approval, as received on 29 April 2020, of the transaction without conditions by the South African Competition Tribunal based on the recommendation of the South African Competition Commission. AngloGold Ashanti and Harmony Gold continue to actively engage with the DMRE and are confident that these last conditions precedent will be fulfilled, allowing completion of the transaction, in the near future. The timing of the completion of the transaction is subject to, amongst other things, any impact that the COVID-19 pandemic may have on the fulfilment of the last remaining conditions precedent.

Sadiola update

In respect of the sale of Sadiola, all parties (AngloGold Ashanti, IAMGOLD Corporation and Allied Gold Corp) remain committed to the fulfilment of the conditions precedent and completion of the transaction as soon as possible. Good progress has been made in the fulfilment of the various conditions precedent, which include certain approvals by the Government of Mali, including positive discussions with the Government of Mali. Such progress was made despite the impact of the COVID-19 pandemic, including travel bans. Recent political instability and related events in Mali have delayed the process from the originally anticipated timeline.

CVSA update

At Cerro Vanguardia in Argentina, after an extensive sale process and thorough review of the offers received, it has been concluded that the maximum potential value from the remaining resource endowment of the operation will be better realised inside the AngloGold Ashanti portfolio, resulting in the decision to retain the asset. A new three-year drilling project is being initiated in order to test the remaining potential of the district, considering extensions of known veins, new exploration areas and geophysical targets.

Credit Ratings Update

On 15 April 2020, AngloGold Ashanti announced that Moody’s Investors Service (Moody’s) has affirmed the Company’s Baa3 credit rating, with a stable outlook - refer to announcement on the AngloGold Ashanti website at:
https://thevault.exchange/?get_group_doc=143/1586952554-AngloGoldAshantiProvidesanUpdateonRestartofCertainOperations.pdf

On 10 July 2020, Fitch Ratings (Fitch) reaffirmed the Company’s “BBB-” credit rating, with a stable outlook - refer to announcement on the Fitch website at:
https://www.fitchratings.com/research/corporate-finance/fitch-affirms-anglogold-ashanti-at-bbb-outlook-stable-10-07-2020.

On 17 July 2020, S&P Global Ratings (S&P) published an update in which it views the Company’s current rating as BB+, with a stable outlook - refer to announcement on the AngloGold Ashanti website at:
https://thevault.exchange/?get_group_doc=143/1596460839-SPcreditratingonAngloGoldAshantiatBBwithastableoutlook.pdf

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Tanzania Arbitration Proceedings Update

The arbitral proceedings against the Government of Tanzania have been stayed at the request of the parties since 15 January 2019 in order to afford them the opportunity to achieve an amicable resolution of the dispute. On 28 May 2020, the Arbitral Tribunal granted another extension to stay the arbitral proceedings until 11 September 2020 as a result of the COVID-19 pandemic.

Newmont Litigation

On 18 March 2020, the United States District Court for the Southern District of New York dismissed all causes of actions in the lawsuit filed by Newmont Corp. (formerly Newmont Mining Corp.) against AngloGold Ashanti and certain related parties in 2017. Newmont Corp. did not appeal the judgement and the matter is now closed.

EXPLORATION UPDATE

For a detailed disclosure on the exploration work done during the six months ended 30 June 2020, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both Brownfields and Greenfields exploration programmes.

June 2020 Interim Report - www.AngloGoldAshanti.com
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EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2020

To the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated interim financial statements of AngloGold Ashanti Limited (the Company) contained in the accompanying interim report on pages 15 to 37, which comprise the condensed consolidated statement of financial position as at 30 June 2020, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of AngloGold Ashanti Limited for the six months ended 30 June 2020 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha - Director
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
5 August 2020

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita

June 2020 Interim Report - www.AngloGoldAshanti.com
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GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
US Dollar million	Notes	Reviewed	Reviewed	Audited
Continuing operations
Revenue from product sales	2	1,963	1,582	3,525
Cost of sales	3	(1,290)	(1,264)	(2,626)
(Loss) gain on non-hedge derivatives and other commodity contracts		(15)	5	5
Gross profit		658	323	904
Corporate administration, marketing and other expenses		(36)	(41)	(82)
Exploration and evaluation costs		(56)	(51)	(112)
Impairment, derecognition of assets and profit (loss) on disposal		(1)	(3)	(6)
Other (expenses) income	4	(28)	(25)	(83)
Operating profit (loss)		537	203	621
Interest income		9	5	14
Foreign exchange gains (losses)		18	(1)	(12)
Finance costs and unwinding of obligations	5	(86)	(92)	(172)
Share of associates and joint ventures' profit (loss)	6	119	78	168
Profit (loss) before taxation		597	193	619
Taxation	7	(208)	(62)	(250)
Profit (loss) for the period from continuing operations		389	131	369
Discontinued operations
Profit (loss) from discontinued operations	8	39	(15)	(376)
Profit (loss) for the period		428	116	(7)

Allocated as follows:
Equity shareholders
- Continuing operations		382	129	364
- Discontinued operations		39	(15)	(376)
Non-controlling interests
- Continuing operations		7	2	5
		428	116	(7)

Basic profit (loss) per ordinary share (US cents) (1)
Earnings per ordinary share from continuing operations		91	31	87
Earnings (loss) per ordinary share from discontinued operations		9	(4)	(90)
Basic profit (loss) per ordinary share (US cents)		100	27	(3)

Diluted profit (loss) per ordinary share (US cents) (2)
Earnings per ordinary share from continuing operations		91	31	87
Earnings (loss) per ordinary share from discontinued operations		9	(4)	(90)
Diluted profit (loss) per ordinary share (US cents)		100	27	(3)

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2020 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's SVP: Group Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Kelvin Dushnisky (B.Sc. (Honours); M.Sc; J.D.), the Group's Chief Executive Officer. The financial statements for the six months ended 30 June 2020 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

The comparative period for the six months ended 30 June 2019 has been restated in accordance with IFRS 5, refer to note 8.

June 2020 Interim Report - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) for the period	428	116	(7)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(62)	9	4
Items that will not be reclassified subsequently to profit or loss:
Net gain (loss) on equity investments	53	(7)	6
Actuarial gain (loss) recognised	—	—	2
Deferred taxation thereon	(7)	2	2
	46	(5)	10

Other comprehensive income (loss) for the period, net of tax	(16)	4	14

Total comprehensive income (loss) for the period, net of tax	412	120	7

Allocated as follows:
Equity shareholders
- Continuing operations	424	133	378
- Discontinued operations	(19)	(15)	(376)
Non-controlling interests
- Continuing operations	7	2	5
	412	120	7

June 2020 Interim Report - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2020	2019	2019
US Dollar million	Notes	Reviewed	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		2,658	3,374	2,592
Right of use assets		147	179	158
Intangible assets		120	121	123
Investments in associates and joint ventures		1,644	1,573	1,581
Other investments		137	136	76
Inventories		80	126	93
Trade, other receivables and other assets		147	119	122
Deferred taxation		83	—	105
Cash restricted for use		31	36	31
		5,047	5,664	4,881

Current assets
Other investments		—	7	10
Inventories		707	649	632
Trade, other receivables and other assets		248	228	250
Cash restricted for use		34	17	33
Cash and cash equivalents		1,292	342	456
		2,281	1,243	1,381
Assets held for sale	8	546	—	601
		2,827	1,243	1,982

Total assets		7,874	6,907	6,863

EQUITY AND LIABILITIES
Share capital and premium	10	7,211	7,192	7,199
Accumulated losses and other reserves		(4,199)	(4,444)	(4,559)
Shareholders' equity		3,012	2,748	2,640
Non-controlling interests		36	32	36
Total equity		3,048	2,780	2,676

Non-current liabilities
Borrowings		2,592	1,324	1,299
Lease liabilities		119	145	126
Environmental rehabilitation and other provisions		721	872	697
Provision for pension and post-retirement benefits		79	102	100
Trade, other payables and provisions		6	4	15
Deferred taxation		241	293	241
		3,758	2,740	2,478

Current liabilities
Borrowings		136	731	734
Lease liabilities		38	49	45
Trade, other payables and provisions		526	564	586
Taxation		105	43	72
		805	1,387	1,437
Liabilities held for sale	8	263	—	272
		1,068	1,387	1,709

Total liabilities		4,826	4,127	4,187

Total equity and liabilities		7,874	6,907	6,863

June 2020 Interim Report - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
US Dollar million	Notes	Reviewed	Reviewed	Audited
Cash flows from operating activities
Receipts from customers		1,980	1,583	3,535
Payments to suppliers and employees		(1,316)	(1,231)	(2,433)
Cash generated from operations	12	664	352	1,102
Dividends received from joint ventures		54	33	77
Taxation refund		—	7	7
Taxation paid		(166)	(75)	(228)
Net cash inflow (outflow) from operating activities from continuing operations		552	317	958
Net cash inflow (outflow) from operating activities from discontinued operations		52	26	89
Net cash inflow (outflow) from operating activities		604	343	1,047

Cash flows from investing activities
Capital expenditure		(307)	(264)	(703)
Interest capitalised and paid		(7)	—	(6)
Proceeds from disposal of tangible assets		—	2	3
Other investments acquired		(4)	—	(9)
Proceeds from disposal of other investments		9	3	3
Investments in associates and joint ventures		—	(2)	(5)
Loans advanced to associates and joint ventures		—	(3)	(3)
Loans repaid by associates and joint ventures		—	6	23
Decrease (increase) in cash restricted for use		(7)	15	—
Interest received		9	5	14
Net cash inflow (outflow) from investing activities from continuing operations		(307)	(238)	(683)
Net cash inflow (outflow) from investing activities from discontinued operations		(17)	(29)	(54)
Cash in subsidiaries sold and transferred to held for sale		2	—	(6)
Net cash inflow (outflow) from investing activities		(322)	(267)	(743)

Cash flows from financing activities
Proceeds from borrowings		1,526	154	168
Repayment of borrowings		(811)	(82)	(123)
Repayment of lease liabilities		(22)	(20)	(42)
Finance costs - borrowings		(67)	(68)	(128)
Finance costs - leases		(4)	(5)	(9)
Other borrowing costs		(18)	—	—
Dividends paid		(44)	(43)	(43)
Net cash inflow (outflow) from financing activities from continuing operations		560	(64)	(177)

Net increase (decrease) in cash and cash equivalents		842	12	127
Translation		(6)	1	—
Cash and cash equivalents at beginning of period		456	329	329
Cash and cash equivalents at end of period		1,292	342	456

The comparative period for the six months ended 30 June 2019 has been restated in accordance with IFRS 5, refer to note 8.

June 2020 Interim Report - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the period			114				114	2	116
Other comprehensive income (loss)				(5)		9	4		4
Total comprehensive income (loss)	—	—	114	(5)	—	9	118	2	120
Shares issued	21						21		21
Share-based payment for share awards net of exercised		(12)					(12)		(12)
Dividends paid			(27)				(27)		(27)
Dividends of subsidiaries							—	(16)	(16)
Transactions with non-controlling interests		(4)					(4)	4	—
Translation		2	(2)				—		—
Balance at 30 June 2019	7,192	82	(3,142)	32	(12)	(1,404)	2,748	32	2,780

Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit (loss) for the period			421				421	7	428
Other comprehensive income (loss)				46		(62)	(16)		(16)
Total comprehensive income (loss)	—	—	421	46	—	(62)	405	7	412
Shares issued	12						12		12
Share-based payment for share awards net of exercised		(8)					(8)		(8)
Dividends paid			(38)				(38)		(38)
Dividends of subsidiaries							—	(6)	(6)
Transfer of gain on disposal of equity investments			4	(4)			—		—
Translation		(10)	10		1		1	(1)	—
Balance at 30 June 2020	7,211	65	(2,871)	87	(9)	(1,471)	3,012	36	3,048

June 2020 Interim Report - www.AngloGoldAshanti.com
19

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Continental Africa	1,265	971	2,203
Australia	437	415	851
Americas	518	455	1,000
	2,220	1,841	4,054
Equity-accounted investments included above	(303)	(296)	(615)
Continuing operations	1,917	1,545	3,439
Discontinued operations - South Africa	234	244	554
	2,151	1,789	3,993

By-product revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Continental Africa	2	1	3
Australia	1	1	3
Americas	44	35	81
	47	37	87
Equity-accounted investments included above	(1)	—	(1)
Continuing operations	46	37	86
Discontinued operations - South Africa	—	—	1
	46	37	87

June 2020 Interim Report - www.AngloGoldAshanti.com
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Segmental reporting (continued)

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Continental Africa	745	783	1,601
Australia	331	319	632
Americas	387	385	822
Corporate and other	(9)	(3)	(1)
	1,454	1,484	3,054
Equity-accounted investments included above	(164)	(220)	(428)
Continuing operations	1,290	1,264	2,626
Discontinued operations - South Africa	174	232	479
	1,464	1,496	3,105

Gross profit

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Continental Africa	522	189	605
Australia	107	97	221
Americas	168	110	265
Corporate and other	1	4	1
	798	400	1,092
Equity-accounted investments included above	(140)	(77)	(188)
Continuing operations	658	323	904
Discontinued operations - South Africa	19	14	79
	677	337	983

Amortisation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Continental Africa	186	172	367
Australia	70	86	173
Americas	71	80	177
Corporate and other	1	1	3
	328	339	720
Equity-accounted investments included above	(51)	(73)	(137)
Continuing operations	277	266	583
Discontinued operations - South Africa	—	30	61
	277	296	644

June 2020 Interim Report - www.AngloGoldAshanti.com
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Segmental reporting (continued)

Capital expenditure

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Continental Africa	189	150	410
Australia	58	58	149
Americas	99	81	195
Continuing operations	346	289	754
Discontinued operations - South Africa	20	29	60
	366	318	814
Equity-accounted investments included above	(39)	(25)	(51)
	327	293	763

Total assets

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

South Africa	622	1,102	697
Continental Africa	3,793	3,283	3,514
Australia	945	956	972
Americas	1,558	1,309	1,427
Corporate and other	956	257	253
	7,874	6,907	6,863

June 2020 Interim Report - www.AngloGoldAshanti.com
22

Notes
for the six months ended 30 June 2020

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. AngloGold Ashanti's normal reporting periods remain unchanged. The group prepares interim financial statements for the six months ended 30 June and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2019, except for the adoption of new or amended standards applicable from 1 January 2020, which had no material impact on the financial statements of the group.

The condensed consolidated interim financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2020. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2019.

Based on materiality, certain comparatives have been aggregated. All notes are from continuing operations unless otherwise stated.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Gold income	1,917	1,545	3,439
By-products	46	37	86
Revenue from product sales	1,963	1,582	3,525

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Cash operating costs	858	884	1,831
Royalties	82	59	137
Other cash costs	6	5	13
Total cash costs	946	948	1,981
Retrenchment costs	1	2	4
Rehabilitation and other non-cash costs	29	23	53
Amortisation of tangible assets	254	243	538
Amortisation of right of use assets	22	21	42
Amortisation of intangible assets	1	2	3
Inventory change	37	25	5
	1,290	1,264	2,626

June 2020 Interim Report - www.AngloGoldAshanti.com
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4 Other expenses (income) (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Care and maintenance	—	21	47
Government fiscal claims, cost of old tailings operations and other expenses	10	5	21
Guinea public infrastructure contribution	—	—	8
Pension and medical defined benefit provisions	3	4	9
Royalties received	(1)	(1)	(3)
Brazilian power utility legal settlement	—	(16)	(16)
Retrenchment and related costs	—	2	3
Legal fees and project costs	3	6	11
Refund from insurance claim	(5)	—	—
Other indirect taxes	18	4	3
	28	25	83

(1) Change in presentation of disclosure from 30 June 2019, refer to note 16.

5 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Finance costs - borrowings	65	69	133
Finance costs - leases	4	5	10
Unwinding of obligations	17	18	29
	86	92	172

The interest included within finance costs is calculated at effective interest rates.

6 Share of associates and joint ventures' profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Revenue	319	297	616
Operating costs and other expenses	(174)	(227)	(452)
Net interest received	6	5	10
Profit (loss) before taxation	151	75	174
Taxation	(32)	(13)	(35)
Profit (loss) after taxation	119	62	139
Net impairment reversal of investments in associates	—	10	23
Net impairment reversal of investments in joint ventures	—	6	6
	119	78	168

June 2020 Interim Report - www.AngloGoldAshanti.com
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7 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

South African taxation
Normal taxation	1	—	—
Deferred taxation
Other temporary differences	(13)	(15)	(18)
Change in estimated deferred tax rate	—	—	(14)
	(12)	(15)	(32)

Foreign taxation
Normal taxation	225	90	299
Prior year under (over) provision	1	(4)	(1)
Deferred taxation
Temporary differences	(4)	(13)	(28)
Prior year under provision	—	4	1
Change in estimate	(2)	—	9
Change in statutory tax rate	—	—	2
	220	77	282

	208	62	250

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes, under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $9m (2019: $10m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $18.9m (2019: $25.3m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $78m (1) (2019: $88m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $70m (2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made.
(1) Includes reduction of overall exposure by $70m (2019: $76m) as described above.

June 2020 Interim Report - www.AngloGoldAshanti.com
25

Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to 2016 totalling $12m (attributable) (2019: $12m (attributable)). Management has objected to these assessments, but has provided for a portion of the total claims amounting to $2m (attributable) (2019: $2m (attributable).

Mali - Sadiola, Yatela, Morila
The Mali Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2012 to 2018 totalling $11m (attributable.) (2019: $26m (attributable)). This includes an assessment of $10m (attributable) (2019: $10m (attributable)) received in late December 2019, in respect of Sadiola. Management has objected to these assessments and is of the opinion that the Mali Tax Authority is unlikely to succeed in this matter and therefore no provision has been made. During the first half of 2020, a tax settlement for Morila was entered into between Barrick Gold Corporation (as operator of Morila, holding a 40% interest) and the Mali Government, settling all outstanding income tax issues in respect of Morila.

Tanzania - Geita
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2018 amounting to $218m (2019: $164m), including an adjusted tax assessment relating to the years from 2015 to 2017 of $59m received in June 2020. The Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, amounting to $8m, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid an additional $16m under protest. Management has objected and appealed through various levels of the legislative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority is unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19

As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In South Africa, various taxes have been delayed, such as carbon tax, where the first payment has been postponed to October 2020 and employers in South Africa may now defer up to 35% of the employees' tax deduction, for a period of 6 months in the case where turnover does not exceed R100m p.a. In addition, donations made to the COVID-19 Solidarity Response Fund will qualify as a tax deduction of 20% of taxable income and a tax holiday of the skills development levy was introduced. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA). Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic.

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8 Discontinued operations and assets and liabilities held for sale

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The transaction includes the following assets and liabilities:
•The Mponeng mine and its associated assets and liabilities;
•The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;
•Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and
•Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

The consideration comprises three elements:
•US$200m in cash payable at closing; and
•Two components of deferred consideration, payable as follows:

1.US$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and
2.US$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The agreement provides for terms customary in agreements of this nature and is subject to customary conditions precedent. Key conditions precedent include:
•Approval from the South African Competition Authorities in terms of the South African Competition Act, No. 89 of 1998; and
•Section 11 approval from the Minister of Mineral Resources and Energy in terms of the MPRDA in relation to West Wits Mineral Right.

Certain conditions precedent have already been fulfilled, including the South African Competition Tribunal approving the transaction, without conditions, on 29 April 2020, based on the recommendation of the South African Competition Commission.

AngloGold Ashanti and Harmony have committed to engage with the relevant authorities and other stakeholders in order to ensure the remaining conditions precedent are fulfilled as soon as possible.

The announced transaction on 12 February 2020 resulted in an expected consideration of around $300m which forms the basis for the fair value less costs to sell value of the South Africa disposal group. The non-recurring fair value measurement for the South Africa disposal group is included in level 3 of the fair value hierarchy. The fair value is based on unobservable market offers from potential buyers for the South Africa disposal group.

The held for sale assets and liabilities related to the transaction are reported in the South Africa segment. The South African asset sale is treated as a discontinued operation.

In terms of the transaction the silicosis obligation of $50m and the post-retirement medical obligation of $73m relating to South African employees are retained by AngloGold Ashanti.

Sale interest in the Sadiola Mine

On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

In terms of the agreement, AngloGold Ashanti and IAMGOLD will sell their collective interests in Sadiola to Allied Gold for a cash consideration of US$105m, payable as follows:
•US$50m (US$25m each to AngloGold Ashanti and IAMGOLD) upon the fulfillment or waiver of all conditions precedent and closing of the transaction;
•Up to a further US$5m (US$2.5m each to AngloGold Ashanti and IAMGOLD), payable 8 days after closing, to the extent that the cash balance of Sadiola at closing is greater than an agreed amount;
•US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (SSP); and
•US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP.

The transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of 2020.

This transaction offer represents the most significant unobservable input in determining the non-recurring fair value measurement of the Sadiola investment; accordingly, the fair value is included in level 3 of the fair value hierarchy.

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The carrying value of the Sadiola held for sale asset of $20m (which is lower than fair value less costs to sell) is included in the Continental Africa segment; it was previously disclosed as an investment in joint venture on the Statement of Financial Position.

Discontinued operations
The results of the South Africa disposal group for the six months ended 30 June 2020 are presented below:

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Revenue from product sales	234	244	555
Cost of sales	(174)	(232)	(479)
(Loss) gain on non-hedge derivatives and other commodity contracts	(41)	2	3
Gross profit	19	14	79
Other expenses	(14)	(19)	(44)
Derecognition of assets, impairments and profit (loss) on disposal of assets	2	(7)	(3)
Impairment reversal (loss) recognised on remeasurement to fair value less costs to sell	17	—	(549)
Profit (loss) before taxation	24	(12)	(517)
Normal and deferred taxation on operations	4	(4)	(23)
Deferred taxation on impairment (reversal) loss, derecognition and profit on disposal of assets	—	2	164
Deferred taxation on unrealised movement on derivatives and other commodity contracts	11	(1)	—
Total profit (loss) from discontinued operations	39	(15)	(376)

The major classes of assets and liabilities of the South African disposal group as at 30 June 2020, are as follows:

	As at	As at
	Jun	Dec
	2020	2019
US Dollar million	Reviewed	Audited

Tangible assets and right of use assets	378	429
Other investments	69	84
Inventories	31	37
Trade, other receivables and other assets	3	4
Deferred taxation	40	15
Cash and cash restricted for use	5	12
Assets held for sale	526	581

Lease liabilities	2	3
Environmental rehabilitation and other provisions	196	211
Trade and other payables	65	58
Liabilities held for sale	263	272
Net assets held for sale	263	309

Total assets held for sale include:
Sadiola	20	20
South Africa	526	581
	546	601

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.

Impairment reversal of South African assets

Following the continued classification of the South African disposal group as held for sale, an impairment reversal of $17m and taxation on impairment reversal of nil was recognised for the six months ended 30 June 2020, to increase the carrying amount of the assets in the disposal group to their fair value less costs to sell.

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9 Headline earnings

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	421	114	(12)
Net impairment (impairment reversal) on held for sale assets	(17)	—	549
Net impairment (impairment reversal) on investments	—	(2)	—
Derecognition of assets	—	9	10
Net loss (profit) on disposal of assets	—	1	(3)
Taxation	—	(2)	(165)
Headline earnings	404	120	379

Headline earnings per ordinary share (US cents)(1)	97	29	91
Diluted headline earnings per ordinary share (US cents) (2)	97	29	91

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	415,999,026	413,711,485	414,407,622
Fully vested options	2,173,297	3,007,509	3,942,155
Weighted average number of shares	418,172,323	416,718,994	418,349,777
Dilutive potential of share options	176,988	355,659	—
Dilutive number of ordinary shares	418,349,311	417,074,653	418,349,777

10 Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—	—
30,000,000 C redeemable preference shares at no par value	—	—	—
	23	23	23

Issued and fully paid:
416,603,645 (June 2019: 414,656,454; December 2019: 415,301,215) ordinary shares in issue of 25 SA cents each	17	16	17
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	17	16	17
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—	—
	17	16	17

Share premium
Balance at beginning of period	7,235	7,208	7,208
Ordinary shares issued	12	21	27
	7,247	7,229	7,235
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of period	7,194	7,176	7,182
Share capital and premium	7,211	7,192	7,199

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11 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities (1) )
A reconciliation of the borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,033	2,050	2,050
Proceeds from borrowings	1,526	154	168
Repayment of borrowings	(811)	(82)	(123)
Finance costs paid on borrowings	(69)	(61)	(122)
Interest charged to the income statement	62	62	127
Deferred loan fees	—	(9)	(7)
Reclassification of finance leases to lease liabilities	—	(60)	(60)
Translation	(13)	1	—
Closing balance	2,728	2,055	2,033

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	69	61	122
Capitalised finance cost	(7)	—	(6)
Commitment fees, environmental guarantees fees and other	5	7	12
Total finance costs paid	67	68	128

(1) Changes in lease liabilities arising from financing activities include a decrease in lease liabilities due to translation of amounts in US Dollars of $7m (2019: $2m).

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12 Cash generated from operations (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) before taxation	597	193	619
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	10	(5)	(6)
Amortisation of tangible and right of use assets	276	264	580
Amortisation of intangible assets	1	2	3
Finance costs and unwinding of obligations	86	92	172
Environmental, rehabilitation and other expenditure	(20)	(8)	(6)
Impairment, derecognition of assets and (profit) loss on disposal	—	2	3
Other expenses (income)	32	13	41
Interest income	(9)	(5)	(14)
Share of associates and joint ventures' (profit) loss	(119)	(78)	(168)
Other non-cash movements	2	30	43
Movements in working capital	(192)	(148)	(165)
	664	352	1,102

Movements in working capital:
(Increase) decrease in inventories	(71)	(24)	(67)
(Increase) decrease in trade and other receivables	(75)	(88)	(138)
Increase (decrease) in trade, other payables and provisions	(46)	(36)	40
	(192)	(148)	(165)
(1) Change in presentation of disclosure from 30 June 2019, refer to note 16.

13 Financial risk management activities

Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Investments and other non-current assets
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Reviewed	Reviewed	Audited

Carrying amount	2,728	2,055	2,033
Fair value	2,826	2,149	2,135

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Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Securities
		Jun	2020			Jun	2019			Dec	2019
	Reviewed				Reviewed				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVTPL (1)	15	4		19	20			20	21			21
Other equity securities FVOCI	132			132	62			62	82			82

Financial liabilities measured at fair value:
Gold and oil derivative contracts		10		10

(1) Included in equity securities - FVTPL are amounts transferred to held for sale

Level 2 Financial assets

The fair value measurements of the PureGold warrants have been categorised as Level 2 fair values based on observable market data other than quoted market prices. The warrants have been valued using the Black-Scholes Model which takes into account the following inputs:

•Volatility of the underlying asset (i.e. the PureGold shares);
•Strike price of the warrants;
•Canadian risk free interest rate; and
•Time to expiration.

The remaining warrants have an expiration date of 18 July 2022.

Level 2 Financial liabilities

The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.

Gold
In January 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of 130,900 ounces of Argentina’s annual gold production for the period February 2020 to December 2020. The strike prices are $1,500 per ounce on the floor and an average price of
$1,701.34 per ounce on the cap.

At 30 June 2020, the marked to market value of the derivative was an unrealised loss of $7m and a realised loss of $1m.

Oil
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap.

In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices are $44.50 per barrel on the floor and an average price of $65 per barrel on the cap.

At 30 June 2020, the marked to market value of the derivative was an unrealised loss of $3m and a realised loss of $4m.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In South Africa (excluding MWS), we have established a trust fund which has assets of ZAR 1.168bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.873bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $6.8m for a current carrying value of the liability of AUD $144.3m. At Iduapriem, we have provided a bond comprising of a cash component of $10.2m with a further bond guarantee amounting to $36.4m issued by Ecobank Ghana Limited, United Bank for Africa (Ghana) Ltd and Barclays Bank (Ghana) Limited for a current carrying value of the liability of $51.5m. At Obuasi, we have provided a bond comprising of a cash component of $20.96m with a further bank guarantee amounting to $30.0m issued equally by ABSA Bank Ghana Limited and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $197.6m. In some

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circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

14 Capital commitments

		As at	As at	As at
		Jun	Jun	Dec
		2020	2019	2019
	US Dollar million	Reviewed	Reviewed	Audited

	Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	138	223	161

(1)	Includes the group's attributable share of capital commitments relating to associates and joint ventures and $7m (Jun 2019: $8m, Dec 2019: $7m) relating to discontinued operations.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

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15 Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2020 and 31 December 2019 are detailed below:

Contingencies and guarantees

	Jun 2020	Dec 2019
US Dollar million	Reviewed	Audited
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Groundwater pollution (4)	—	—
Deep groundwater pollution – Africa (5)	—	—

	97	97

Litigation claims

(1) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters. On 1 May 2020, the Ghana Arbitration Centre notified the parties that the Tribunal has granted the Claimant’s request to adjourn the proceedings indefinitely to enable the parties to explore possible settlement.

(2) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3) Litigation - On 19 October 2017, Newmont Corp. (formerly Newmont Mining Corp.) filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont Corp. with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process. During November 2019, the AngloGold Ashanti defendants filed two motions for summary judgement with the Court, requesting the dismissal of all causes of actions against all defendants. On 18 March 2020, AngloGold Ashanti’s motions for summary judgement were granted and the case was dismissed. Newmont Corp. did not appeal the judgement and the matter is now closed.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

Other

(4) Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(5) Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002, as amended (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources and Energy. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

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16 Change in presentation of "Special Items" disclosure from prior periods

Effective 1 July 2019, the group changed the disclosure of “Special Items” in the income statement. In prior periods, the group disclosed items that due to their size and/or nature, required separate disclosure on the face of the income statement as Special Items. In addition, a disclosure category - “Other operating expenses” was reported to disclose expenses which were not included in gross profit. Going forward these two categories of expenses and income will be disclosed as:

•Other (expenses) income; and
•Separate line item(s) on the face of the income statement depending on materiality.

This new presentation provides more useful information by reporting material items separately. The change in presentation has no impact on the reported totals, headline earnings per share or on amounts presented in the Statement of Financial Position.

As a result of the change, reclassifications in the Income Statement are as follows:

Income Statement extract (1)
	Six months	Six months
	ended	ended
	Jun	Jun
	2019	2019
US Dollar Million	Previously reported	Restated
Gross profit	337	337
Corporate administration, marketing and other expenses	(40)	(40)
Exploration and evaluation costs	(51)	(51)
Impairment, derecognition of assets and profit (loss) on disposal	n/a	(10)
Other (expenses) income	(49)	(45)
Special items	(6)	n/a
Operating profit	191	191
(1) Represents reclassifications prior to the disclosure of discontinued operations.

17 COVID-19 pandemic

AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to COVID-19 at our operations, in our communities and in the regions and countries in which we operate. We are guided by our values and a pledge to protect the health of our employees and host communities, while working to ensure business continuity.

AngloGold Ashanti has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Measures have been taken to help protect the well-being of our employees and communities.

During the first six months of 2020, temporary suspensions were in place during the months of March and April at Serra Grande in Brazil, at Cerro Vanguardia (CVSA) in Argentina and at our South African operations, in line with local lockdown regulations. Serra Grande resumed operations on 5 April 2020 and continues to operate at normalised levels. At CVSA, operations resumed on 6 April 2020, initially processing stockpiles at planned production rates. Since the shift change on 19 April 2020, the mine has restarted open pit and underground mining operations, but cross-border travel restrictions, which have impacted the ability to fully operate the underground and open-pit operations, continue.

In South Africa, surface processing operations restarted on 6 April 2020 and are operating at planned production rates. At the Mponeng underground mine, the ramp-up of operations to 50% capacity commenced on 15 April 2020 and production resumed on 4 May 2020 following safe start-up and screening procedures. However, on 24 May 2020, following the detection of the first positive COVID-19 case amongst its workforce at Mponeng, the Company voluntarily halted its operations at the Mponeng mine in order to facilitate contact tracing and to again deep clean and sanitise the workplace and key infrastructure. The Mponeng mine resumed operations on 1 June 2020 and ramped up to 50% production capacity by 4 June 2020. The mine is currently in the process of ramping-up to 100% capacity. Subsequent to 30 June 2020, the South African mining industry, through the Minerals Council South Africa and in collaboration with the South African Department of Mineral Resources and Energy (DMRE), began recalling foreign-based mineworkers to South Africa. More than 1,200 foreign-based mineworkers or approximately 20% of the Mponeng mine workforce started to report for work on 7 July 2020 and underwent a mandatory 14-day quarantine before being redeployed to the Company’s operations. All of AngloGold Ashanti’s mines are now operating normally, other than the Mponeng mine in South Africa and Cerro Vanguardia in Argentina which both continue with gradual ramp-ups to 100% capacity.

Despite the temporary suspension of certain operations, the Company continued to pay full salaries and benefits during this period to all employees, including those who could not work because of the lockdown restrictions. The Company also continued to pay contractor-related costs, while having to contend with disrupted supply chains.

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The Company continues to manage the business with a cautious outlook, focusing on cash conservation, risk mitigation and maintaining a tight rein on costs.

Inventories of critical spares have been built to cover between three and six months of operations. We had also enacted contingency plans early in the year to counter potential disruptions and built ore stockpiles to provide additional operating flexibility where possible. We have further worked closely with our associate partners at Rand Refinery (Pty) Limited in Johannesburg to ensure uninterrupted inbound transport of gold doré and expatriates from our African operations using accredited private charters when commercial airlines have suspended operations.
Beyond the business, we recognise the COVID-19 pandemic has spread suffering, disrupted billions of lives, and endangered the global economy. Tackling the pandemic requires co-operation and co-ordination of efforts by stakeholders to ensure that resources and technology are deployed to make the biggest possible impact on trying to control the pandemic and reduce the toll on human lives. To that effect, AngloGold Ashanti stepped up its humanitarian efforts across all host countries, working alongside governments, local communities and healthcare facilities to help combat the spread of the virus. We introduced a host of initiatives on our mine sites and at the surrounding communities, which include, among other things, providing critical medical PPE as well as hand washing stations and alcohol-based hand sanitisers, running comprehensive personal hygiene campaigns, and also distributing food parcels, water tanks and toilet facilities. In South Africa, the Company made available two hospitals in the North West and Gauteng provinces for the exclusive use by the provincial governments to treat and isolate COVID-19 patients, and also a residence for the accommodation of frontline healthcare workers. In addition, the Company made a variety of donations and other contributions amounting to $5m across the group's operations since the start of the pandemic, which includes the $1.2m (R20m) pledge to the Solidarity Response Fund in South Africa.

18 Announcements and subsequent events

Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited, subject to the fulfilment of certain conditions. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 8.

Dividend declaration – On 21 February 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents.

Ratings Agencies – On 15 April 2020, AngloGold Ashanti announced that Moody’s Investors Service (Moody’s) has affirmed the Company’s Baa3 credit rating, with a stable outlook.

On 10 July 2020, Fitch Ratings (Fitch) has affirmed the Company’s credit rating at BBB-, with a stable outlook.

On 17 July 2020, S&P Global Ratings (S&P) published an update in which it views the Company’s current rating as BB+ with a stable outlook.

Bond Repayment – On 15 April 2020, AngloGold Ashanti repaid the principal of $700m on its 10-year bond issued in April 2010, which has matured.

Appointment of new Interim Company Secretary – On 27 March 2020 shareholders were advised that Ms Maria Sanz Perez had given 6 months’ notice of the intention to resign, effective 26 March 2020. Ms Sanz Perez departed from the Company on 30 June 2020.

Ms Lizelle Marwick, Executive Vice President, General Counsel and Compliance, has been appointed as Interim Company Secretary (effective 1 July 2020) while the Company continues to search for a suitable permanent replacement.

Appointment of new Interim CEO and Interim CFO – On 30 July 2020, AngloGold Ashanti announced that Mr. Kelvin Dushnisky will step down as Chief Executive Officer (CEO) and Executive Director, effective 1 September 2020. Mr. Dushnisky will continue to be available to assist the group with a smooth handover until 28 February 2021.

Ms. Christine Ramon, currently Chief Financial Officer (CFO) and Executive Director, has been appointed Interim CEO, while the Board of Directors embarks on a comprehensive recruitment process to find a new permanent CEO. Ms. Ramon will assume the role of Interim CEO on 1 September 2020. Mr. Ian Kramer, currently Senior Vice President: Group Finance, will assume the role of Interim CFO for the duration of the transition period.

Change to Board of Directors – On 31 July 2020, AngloGold Ashanti announced the appointment of Dr Kojo Busia as an independent non-executive director to its board of directors, effective 1 August 2020. Dr Busia will serve as a member of the Investment Committee and the Social and Ethics and Sustainability Committee.

Dr Busia recently held the position of Chief of Natural Resources Management Section, Division of Technology, Climate Change and Natural Resource Management at the United Nations Economic Commission for Africa (UNECA). Dr Busia is an internationally renowned leader and promoter of good governance in Africa, having 25 years of working experience in multilateral and bilateral organisations.

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By order of the Board

SM PITYANA KPM DUSHNISKY      KC RAMON
Chairman Chief Executive Officer     Chief Financial Officer

5 August 2020

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Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on issued bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A Price received per ounce - continuing operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,917	1,545	3,439
Adjusted for non-controlling interests	(43)	(36)	(77)
	1,874	1,509	3,362
Associates and joint ventures' share of gold income including realised non-hedge derivatives	303	296	615
Attributable gold income including realised non-hedge derivatives	2,177	1,805	3,977

Attributable gold sold - oz (000)	1,318	1,383	2,852
Price received per unit - $/oz	1,652	1,306	1,394

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B All-in sustaining and All-in costs per ounce - continuing operations (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,290	1,264	2,626
By-product revenue (note 2)	(46)	(37)	(86)
Cost of sales	1,244	1,227	2,540
Realised other commodity contracts	5	—	—
Amortisation of tangible, right of use and intangible assets (note 3)	(277)	(266)	(583)
Adjusted for decommissioning and inventory amortisation	—	(2)	1
Sustaining lease payments	26	25	51
Corporate administration and marketing related to current operations	36	40	82
Associates and joint ventures' share of costs	113	147	292
Sustaining exploration and study costs	7	19	31
Total sustaining capital expenditure	199	192	436
All-in sustaining costs	1,353	1,382	2,850
Adjusted for non-controlling interests and non-gold producing companies	(32)	(28)	(60)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,321	1,354	2,790

All-in sustaining costs	1,353	1,382	2,850
Non-sustaining project capital expenditure	147	97	318
Non-sustaining lease payments	1	—	1
Non-sustaining exploration and study costs	51	34	89
Care and maintenance (note 4)	—	21	47
Corporate and social responsibility costs not related to current operations	7	9	38
Other provisions	—	2	2
All-in costs	1,559	1,545	3,345
Adjusted for non-controlling interests and non-gold producing companies	(33)	(29)	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	1,526	1,516	3,283

Gold sold - oz (000)	1,318	1,383	2,852

All-in sustaining cost per unit - $/oz	1,002	979	978

All-in cost per unit - $/oz	1,158	1,096	1,151

(1) Refer to the Supplementary report for Summary of Operations by mine

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C Total cash costs per ounce - continuing operations (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	946	948	1,981
By-product revenue (note 2)	(46)	(37)	(86)
Associates and joint ventures' share of total cash costs	108	147	292
Adjusted for non-controlling interests, non-gold producing companies and other	(28)	(25)	(53)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	980	1,033	2,134

Gold produced - oz (000)	1,273	1,361	2,860
Total cash cost per unit - $/oz	770	759	746

(1) Refer to the Supplementary report for Summary of Operations by mine.

D Adjusted EBITDA - continuing operations (2)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Profit before taxation	597	193	619
Add back :
Finance costs and unwinding of obligations (note 5)	86	92	172
Interest income	(9)	(5)	(14)
Amortisation of tangible, right of use and intangible assets (note 3)	277	266	583
Other amortisation	6	5	6
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	80	72	149
EBITDA	1,037	623	1,515

Adjustments :
Foreign exchange (gains) losses	(18)	1	12
Impairment and derecognition of assets	—	4	3
Care and maintenance (note 4)	—	21	47
Retrenchment and related costs	1	4	7
Loss (profit) on disposal of assets	1	(1)	3
Unrealised non-hedge derivative loss (gain)	10	(5)	(5)
Associates and joint ventures' share of costs	—	(2)	(2)
Dividend income	(1)	—	—
Realised loss on other commodity contracts	5	—	—
Adjusted EBITDA	1,035	645	1,580

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

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E Interest cover - continuing operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	1,035	645	1,580
Finance costs (note 5)	69	74	143
Capitalised finance costs	7	—	6
	76	74	149

Interest cover - times	14	9	11

F Free cash flow

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Net cash inflow (outflow) from operating activities	604	343	1,047
Net cash inflow (outflow) from investing activities	(322)	(267)	(743)
Finance costs	(87)	(74)	(143)
Repayment of lease liabilities	(22)	(20)	(42)
Movements in restricted cash	7	(15)	—
Acquisitions, disposals and other	(1)	2	2
Cash in subsidiaries disposed and transferred to held for sale	(2)	—	6
Free cash inflow (outflow)	177	(31)	127

G Net asset value

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Total equity	3,048	2,780	2,676

Number of ordinary shares in issue - million (note 10)	417	415	415
Net asset value - US cents per share	731	670	644

Total equity	3,048	2,780	2,676
Intangible assets	(120)	(121)	(123)
	2,928	2,659	2,553

Number of ordinary shares in issue - million (note 10)	417	415	415
Net tangible asset value - US cents per share	703	641	615

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H Adjusted net debt - continuing operations

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	2,592	1,324	1,299
Lease liabilities - non-current portion	119	145	126
Borrowings - current portion	136	731	734
Lease liabilities - current portion	38	49	45
Total borrowings	2,885	2,249	2,204
Less cash and cash equivalents	(1,292)	(342)	(456)
Net debt	1,593	1,907	1,748

Adjustments:
IFRS16 lease adjustments	(111)	(136)	(119)
Unamortised portion of borrowing costs	14	21	16
Cash restricted for use	(65)	(53)	(64)
Adjusted net debt	1,431	1,739	1,581

Adjusted net debt to Adjusted EBITDA	0.73:1	1.30:1	1.00:1

Other information - Exchange rates

	Jun	Jun	Dec
	2020	2019	2019
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	16.65	14.19	14.44
ZAR/USD closing	17.32	14.07	13.99

AUD/USD average for the year to date	1.52	1.42	1.44
AUD/USD closing	1.45	1.42	1.42

BRL/USD average for the year to date	4.92	3.84	3.94
BRL/USD closing	5.48	3.83	4.03

ARS/USD average for the year to date	64.60	41.48	48.29
ARS/USD closing	70.46	42.45	59.90

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Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
K Busia△
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
M Ramos^
MDC Richter#~
JE Tilk§

* British § Canadian #American
~Panamanian ^South African △Ghanaian

Officers
L Marwick
Executive Vice President
General Counsel, Compliance and Interim Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 7, 2020

By: /s/ L MARWICK
Name: L Marwick
Title: EVP: General Counsel, Compliance and Interim Company Secretary